CONTACT:
                                   Marianne V. Pastor
                                   (703) 335-7800
                          FOR IMMEDIATE RELEASE

Williams Industries, Inc.
Announces First Quarter Results


     Manassas, VA. --- December 15, 2004 --- Williams Industries, Inc. (NASDAQ - WMSI) today announced results for the first quarter of Fiscal
2005, which ended October 31, 2004.   The company reported a loss of
$577,000 or $0.16 per share on revenues of $12,530,000. For the corresponding quarter in the prior year, the company reported earnings of $227,000 or $0.06 per share on revenues of $13,618,000.

     The majority of the loss is attributed to decreased revenues in the company's manufacturing segment. Manufacturing revenues declined by nearly $2,000,000. The poor performance was due to a combination of factors that included significant increases in the price of materials for the bridge girder and metal deck plants, temporary cessation of operations at one facility due to major damage of equipment caused by vandalism, the temporary shutdown of one deck plant due to the lack of work, and the closing of the Bessemer, Alabama bridge girder shop. Gross profit in the manufacturing segment decreased by $1.8 million or 52% as major jobs were affected by extreme escalation in the price of steel and the availability of steel due to mill allocations. The company continues to negotiate contract changes with the goal of reducing the impact of the material price increases.

     Frank E. Williams, III, the company's president and CEO, said that until the company was able to resolve issues relating to materials, both in terms of price and availability, the manufacturing segment would continue to experience difficulties. "It is highly likely that the next three to six months will continue to be challenging for the company," he noted during the company's annual meeting of shareholders on December 11, 2004. "However," he added "management is working on strategies to get the company on the other side of what I perceive to be just another in a continuing series of challenges for our industry. We also are working with other companies and industry organizations to lobby Congress to pass the long overdue reauthorization to the infrastructure-spending bill that should have occurred in September 2003. This legislative hurdle is the primary reason for the current lack of work in the manufacturing segment."

     Williams said that in the short-run, the company might only take contracts that have proper material escalation clauses or provisions for handling change orders in an expedited manner. Such terms are not now currently the norm in the construction industry. He declined to make any projections regarding the company's revenue levels for Fiscal 2005. "Management's concerns currently have to do with profitability and cash flow. We are going to do whatever it takes to maximize these
areas.   Revenue will be a by-product and might actually go down until we resolve the bottom-line issues. The company is going to be very careful in any new work it takes in the near term, but considering the fact that so many of our competitors have been driven out of business by current market conditions, we may have a stronger bargaining position going forward than we did previously."

     In addition to discussing the company's performance at the annual meeting, the shareholders also elected the company's board of directors. The company's slate of directors, which included Stephen N. Ashman, R. Bentley Offutt, William J. Sim, Frank E. Williams, Jr., Frank E. Williams, III, and John Yerrick, was elected.

     At October 31, 2004, the company's backlog was $54.6 million. Approximately $38 million of this backlog is estimated to be completed within the next 12 months. Management believes that the level of work is sufficient to allow the company to have adequate work into Fiscal 2006.

     Williams Industries' fiscal year goes from August 1 to July 31. The subsidiaries of Williams Industries, Inc. provide a wide range of quality, cost competitive services and products for the industrial, commercial and institutional construction markets. The construction and manufacturing services include: steel and precast concrete erection; miscellaneous metals installation; the fabrication of welded steel plate girders; rolled steel beams, and light structural and other metal products; the construction, repair and rehabilitation of bridges; crane rental, heavy and specialized hauling and rigging.

     This release contains forward-looking statements, which are subject to risks and uncertainties, that could cause actual results or events to differ materially from those expressed in, or implied by, the forward-looking statements. These forward-looking statements may include, among others, statements concerning the Company's revenue and cost trends, cost reduction strategies and anticipated outcomes, planned capital expenditures, financing needs and availability of such financing, and the outlook for future construction activity in the Company's market areas. Investors or other users of forward-looking statements are cautioned that such statements are not a guarantee of future performance by the Company and that such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

     For additional information, please go to the company's web site "www.wmsi.com" or call the investor relation's office at (703) 335-7800.
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